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## TO ALL STOCK EXCHANGES

**BSE LIMITED**
**NATIONAL STOCK EXCHANGE OF INDIA LIMITED**
**NEW YORK STOCK EXCHANGE**

September 14, 2018

Dear Sir/ Madam,

**Sub: Press release**

Please find attached the press release titled "**Infosys to Acquire Fluido, the Largest Salesforce Consulting Partner in Nordics**"

This is for your information and records. The press release will also be made available on the Company's website, www.infosys.com

**Thanking you.**

**Yours Sincerely,**
**For Infosys Limited**

**A.G.S. Manikantha**
**Company Secretary**

**INFOSYS LIMITED**
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

# Infosys to Acquire Fluido, the Largest Salesforce Consulting Partner in Nordics

*Accelerates enterprise cloud capabilities and strengthens presence across Europe*

**Bengaluru, India and Espoo, Finland – September 14, 2018:** Infosys (NYSE: INFY), a global leader in consulting, technology and next-generation services, today announced a definitive agreement to acquire Fluido, the leading Salesforce advisor and consulting partner in Nordics and a recognized leader in cloud consulting, implementation and training services. Executing on its strategy to help clients navigate the next in their digital transformation journey, this acquisition strengthens Infosys' position as a leading Salesforce enterprise cloud services provider, and enhances its ability to provide clients an unparalleled cloud-first transformation.

Fluido, is one of the largest and longest tenured independent Salesforce Platinum Consulting Partners in Europe and an Authorized Salesforce Training Delivery partner in the Nordics. Fluido brings to Infosys globally recognized Salesforce expertise, alongside a world-class agile delivery process that simultaneously simplifies and scales digital efforts across channels and touchpoints.

With offices in Finland, Denmark, Sweden, Norway and Slovakia, Fluido elevates Infosys' presence across the Nordics region with developed assets and deep client relationships, a great team and an effective local culture. Fluido customers are represented across industries, such as manufacturing, energy, retail and telecommunications, to whom Fluido delivers services that span from strategy consulting to implementation and training.

**Ravi Kumar, President and Deputy COO, Infosys**, said, "This acquisition demonstrates Infosys' commitment to the Salesforce ecosystem to address our client's digital priorities. Fluido will be an important addition to the Infosys family, bringing a unique combination of market presence, deep salesforce expertise, agile delivery and training, that combined with our existing capabilities will help companies reimagine and transform their businesses. This acquisition also aligns to our efforts to invest in local capabilities in the regions in which we operate."

**Fluido Founder and CEO, Kai Mäkelä** added, "Over the past eight years Fluido customers have seen tremendous success as the scope of our Salesforce deliveries have grown. With Infosys we will now be able to provide truly global scalable services while maintaining the close relationship with our customers. With digital experience playing a key role in customer success, we are excited to have the opportunity to work with Infosys to help Fluido customers change the way they connect with their customers. Both the scale and breadth of the Infosys portfolio of offerings, broad industry expertise and enterprise cloud adoption is an exciting opportunity for Fluido customers, and our people."

"Both Fluido and Infosys are important partners in the Salesforce ecosystem that are each driving outstanding customer experiences by utilizing the world's leading CRM platform," said **Tyler Prince, EVP, Industries and Partners, Salesforce**. "Together, their combined expertise will further drive our customer's digital transformations across industries in the Nordics and European market."

The acquisition of Fluido is expected to close during the third quarter of fiscal 2019, subject to customary closing conditions.

**About Fluido**
Fluido is the leading Salesforce Consultancy and Partner in the Nordics. Fluido offers consulting, development and integration services tailored for customer needs to help them reach their goals, transform and create outstanding customer experiences by utilizing Salesforce technology. Fluido's customers include both large globally operating enterprises and growth companies across industries in all Nordic countries. Fluido's headquarters are in Espoo, Finland, with additional offices in Denmark, Norway, Slovakia and Sweden. *www.fluidogroup.com*

**About Infosys**
Infosys is a global leader in next-generation digital services and consulting. We enable clients in 45 countries to navigate their digital transformation. With over three decades of experience in managing the systems and workings of global enterprises, we expertly steer our clients through their digital journey. We do it by enabling the enterprise with an AI-powered core that helps prioritize the execution of change. We also empower the business with agile digital at scale to deliver unprecedented levels of performance and customer delight. Our always-on learning agenda drives their continuous improvement through building and transferring digital skills, expertise, and ideas from our innovation ecosystem.

Visit www.infosys.com to see how Infosys (NYSE: INFY) can help your enterprise navigate your next.

**Safe Harbor**
Certain statements in this press release are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, including statements concerning our future business opportunities and growth prospects. Such forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2018. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of the date of this press release. The company does not undertake to update any forward-

looking statements that may be made from time to time by or on behalf of the company unless it is required by law.

## Media Contacts

| Asia Pacific | EMEA | Americas | Fluido |
|---|---|---|---|
| Sarah Gideon | Margherita Di Cerbo | Chiku Somaiya | Antti Turunen |
| Infosys, India | Infosys, Europe | Infosys, USA | CMO |
| +91 80 4156 5007 | +44 2075162748 | +1 408 375 2722 | +358447409199 |
| Sarah_Gideon@infosys.com | Margherita.DiCerbo@infosys.com | Chiku.Somaiya@infosys.com | antti.turunen@fludogroup.com |

**Disclosure under SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015**: -

| | |
|---|---|
| Name of the target entity, | Fluido Oy.<br><br>Acquirer: Infosys Consulting Pte Ltd, a wholly owned subsidiary of Infosys Limited |
| Whether the acquisition would fall within related party transaction(s) and whether the promoter/ promoter group/ group companies have any interest in the entity being acquired? | No. |
| Industry to which the entity being acquired belongs | Information Technology services and Consulting services. |
| Objects and effects of acquisition | Salesforce & Cloud capabilities are of significant importance to Infosys' strategy to help clients navigate the next in their digital transformation journey. The acquisition strengthens Infosys' presence in the Nordics region and aligns to our efforts to invest in local capabilities. |
| Any governmental or regulatory approvals required for the acquisition | None. |
| Indicative time period for completion of the acquisition | The acquisition is expected to close during the third quarter of fiscal 2019, subject to customary closing conditions. |
| Nature of consideration | Cash. |
| Cost of acquisition or the price at which the shares are acquired; | Up to EUR 65 million including earn-out, management incentives and bonuses. |
| Percentage of holding | 100% of the equity share capital. |
| Brief Background | Founded in 2010, Fluido is a Nordics based independent Salesforce Platinum Consulting Partner. (www.fluidogroup.com)<br><br>Headquartered in Espoo, Finland, with offices in Denmark, Sweden, Norway and Slovakia.<br><br>Fluido is majority-owned by the Management team and CapMan private equity, with Salesforce Ventures having a minority stake.<br><br>Offerings: Cloud consulting, implementation and training services |